

Comerica Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

1000 Woodward Avenue, Detroit, MI 48226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-35001

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Comerica Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Woodward Ave
(No. and Street)

Detroit	MI	48226
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pooja Thairani	469-827-3351	pthairani@comerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

2323 Victory Avenue, Suite 2000	Dallas	TX	75219
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pooja Thairani _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Comerica Securities, Inc. _____, as of December 31 _____, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: VP, Director of Operations and Treasurer

ANGELA S STITT WILLIAMS
Notary Public
STATE OF TEXAS
My Comm. Exp. 08-11-28
Notary ID # 132617514

ANGELA S STITT WILLIAMS
Notary Public
STATE OF TEXAS
My Comm. Exp. 08-11-28
Notary ID # 132617514

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Comerica Securities, Inc.
Statement of Financial Condition
December 31, 2025

CONTENTS



Ernst & Young LLP
One Victory Park
2323 Victory Avenue
Suite 2000
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Comerica Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Comerica Securities, Inc. (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1992.

January 30, 2026

Comerica Securities, Inc.
Statement of Financial Condition
December 31, 2025
(In thousands)

ASSETS		
Cash and cash equivalents	$	48,195
Cash segregated for the benefit of customers		251
Receivables from brokers/dealers		394
Receivables from affiliates		660
Deferred tax asset, net		444
Other assets		70
Total assets	$	50,014
LIABILITIES AND SHAREHOLDER'S EQUITY		
Payables to affiliates	$	537
Deferred revenue		201
Accrued expenses and other liabilities		19
Total liabilities		757
Common stock - $1 par value:		
50,000 shares authorized, issued and outstanding		50
Additional paid-in capital		47,175
Retained earnings		2,032
Total shareholder's equity		49,257
Total liabilities and shareholder's equity	$	50,014

See accompanying notes starting on Page 3.

NOTE 1 - ORGANIZATION

Comerica Securities, Inc. (the Company) is a broker/dealer operating in the United States, and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company participates in firm commitment and best efforts underwritings as a syndicate member and also advises on merger and acquisition (M&A) transactions. The Company operates as one reportable segment and is a wholly owned, direct subsidiary of Comerica Bank and indirect subsidiary of Comerica Incorporated (the Corporation).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following summarizes the significant accounting policies of the Company applied in the preparation of the accompanying Statement of Financial Condition.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash in bank accounts and money market investments with original maturities of three months or less to be cash and cash equivalents. Money market investments are held in listed money market funds and are reported at fair value.

Cash Segregated for the Benefit of Customers

Cash is segregated in an unaffiliated special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the Securities and Exchange Commission (SEC). Amounts payable to customers from segregated cash at December 31, 2025 included $1 thousand of stale checks awaiting escheatment recorded in accrued expenses and other liabilities.

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company participates in firm commitment and best efforts underwritings as a syndicate member. Through these transactions, the Company enters into a syndicate agreement with an underwriting group where the Company is severally obligated to purchase the offered securities for their own accounts or sell the offered securities to investors. The liability of the underwriting group is divided amongst syndicate members and each member of the group has a specified maximum liability to buy a certain number of shares of stock or principal amount of bonds. The Company's specified maximum liability is not recorded on the Statement of Financial Condition. At December 31, 2025, there were no outstanding commitments with off-balance sheet risk.

Revenue Recognition

Revenue from contracts with customers is recognized when services are completed. Contract and other receivables from underwriting participations are included in receivables from brokers/dealers on the Statement

of Financial Condition. Contract and other receivables from M&A advisory services are included in other assets on the Statement of Financial Condition. Payment terms vary by services offered, and the timing between completion of performance obligations and payment is typically not significant. Revenue from contracts with customers did not generate significant contract assets and liabilities.

Income Taxes

The Company is included in the consolidated federal income tax return with the Corporation. The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Recently Issued Accounting Pronouncements

In September 2025, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) No. 2025-06 "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software" (ASU 2025-06). ASU 2025-06 amends accounting for software costs by removing consideration of project development stages. Costs will be capitalized when management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed, and the software will be used to perform the function intended. ASU 2025-06 is effective for the Company in the annual period beginning on January 1, 2028 and can be applied using a prospective, retrospective, or modified transition approach. Early adoption is permitted. The Company is evaluating the impact of adoption.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction as of the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Money market investments are recorded at fair value on a recurring basis. The Company had no liabilities that require fair value measurement as of December 31, 2025.

Financial instruments are categorized into a three-level hierarchy based on the markets in which the instruments are traded and the reliability of the assumptions used to determine fair value. The valuation methodologies and key inputs used to measure financial instruments recorded at fair value are described below:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets, such as stocks, exchange-traded funds, mutual fund shares and negotiable certificates of deposit. Money market investments held in listed money market funds and reported in cash and cash equivalents on the Statement of Financial Condition are included in Level 1.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are less active and model-based valuation techniques for which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models and similar techniques.

4

Financial assets recorded at fair value on a recurring basis at December 31, 2025 consisted of money market investments of $47 million classified as Level 1. No Level 2 or Level 3 assets were held at December 31, 2025. There were no transfers of assets recorded at fair value on a recurring basis into or out of Level 3 fair value measurements during the year ended December 31, 2025.

NOTE 4 - RELATED-PARTY TRANSACTIONS

In the normal course of business, the Company engages in transactions with related parties, primarily Comerica Bank and the Corporation. Such transactions primarily include reimbursements for employee compensation, taxes and shared services as well as fees payable for the referral of customers to the Company.

Receivables from affiliates totaled $660 thousand at December 31, 2025 and included $213 thousand of taxes receivable due from Comerica Bank and the Corporation and $447 thousand of adjustments to compensation-related costs due from Comerica Bank and the Corporation. Payables to affiliates totaled $537 thousand at December 31, 2025 and primarily included $519 thousand of compensation and shared services-related reimbursements due to Comerica Bank and the Corporation.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain minimum net capital, as defined, equivalent to the greater of $250 thousand or 1/15th of aggregate indebtedness, as defined. At December 31, 2025, net capital was $47 million and required net capital was $250 thousand. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.012 to 1.

NOTE 6 - INCOME TAXES

The principal components of the deferred tax asset of $444 thousand at December 31, 2025 were as follows:

(in thousands)		
Deferred tax asset:		
Deferred compensation	$	412
Deferred revenue		53
State timing differences		6
Total deferred tax asset		471
Deferred tax liability:		
Prepaid expenses		(13)
Other temporary differences		(14)
Total deferred tax liability		(27)
Net deferred tax asset (liability)	$	444

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated as part of accrued expenses and other liabilities on the Statement of Financial Condition. Through the normal course of business operations, the Company may be subject to various pending or threatened legal proceedings, examinations, inquiries, and

investigations by regulatory authorities, and operational or customer matters. The Company cannot state the eventual outcome of these matters. Based on current knowledge and after consultation with legal counsel, management believes that current reserves are adequate, and the amount of any incremental liability arising from these matters is not expected to have a material adverse effect on the Company's financial condition.

For matters where a loss is not probable, the Company has not established legal reserves. Based on current knowledge, expectation of future earnings and after consultation with legal counsel, the Company believes the maximum amount of reasonably possible losses would not have a material adverse effect on the Company's financial condition.

Depending on future developments, it is possible that the ultimate resolution of these matters may be material to the Company's financial condition.

NOTE 8 - SUBSEQUENT EVENTS

Merger with Fifth Third Bancorp (Fifth Third)

On October 6, 2025, the Corporation and Fifth Third jointly announced entering into a definitive merger agreement (the Merger Agreement) under which Fifth Third will acquire the Corporation in an all-stock transaction, under which the Corporation will merge with and into Fifth Third Financial Corporation (a wholly owned subsidiary of Fifth Third) as the surviving corporation. Under the terms of the Merger Agreement, the Corporation's stockholders will receive 1.8663 Fifth Third shares for each Corporation share. At close, Fifth Third shareholders will own approximately 73% and the Corporation's shareholders will own approximately 27% of the combined company.

On January 6, 2026, shareholders of the Corporation and Fifth Third voted separately to approve the proposed merger of the two companies (see the Corporation's Current Report on Form 8-K filed with the SEC on January 6, 2026 for more information). On January 13, 2026, the Board of Governors of the Federal Reserve System approved the combination of the two companies. As a result, all material regulatory and shareholder approvals to merge have been received. The transaction is expected to close on February 1, 2026, subject to the satisfaction or waiver of the remaining customary closing conditions.